Changes in Investment Policy:
Effective June 14, 2017, Dividend, Interest
& Premium Strategy adopted the following investment policy, which permits the Fund to invest up to 10% of its total assets in securities issued by master limited partnerships (MLPs):
The Fund may invest up to 10% of its total assets in securities issued by master limited partnerships
(MLPs), including, without limitation, common units, preferred units, convertible subordinated units or other equity or debt securities.